Exhibit 99.1

Obsidian Energy Announces Second Quarter 2020 Financial and

Operational Results

CALGARY, July 30, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBEL) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce our second quarter 2020 financial and operational results. All figures are in Canadian dollars unless otherwise stated. Obsidian Energy’s unaudited interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) as at and for the three and six months ended June 30, 2020 can be found on our website at www.obsidianenergy.com. The documents will also be filed on SEDAR and EDGAR in due course.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
FINANCIAL (millions, except per share amounts)
Cash flow from Operations	$2	$(3)	$35	$(4)
Basic and Diluted ($/share)	0.03	(0.04)	0.48	(0.05)
Funds Flow from Operations [1]	25	41	62	77
Basic and Diluted ($/share)	0.34	0.56	0.85	1.06
Net loss	(22)	(162)	(768)	(216)
Basic and Diluted ($/share)	(0.30)	(2.22)	(10.52)	(2.97)
Capital expenditures	—	8	41	42
Decommissioning expenditures	—	1	8	3
Net debt [1]	$496	$478	$496	$478
Average sales price [2]
Light oil ($/bbl)	$29.20	$72.20	$39.78	$68.57
Heavy oil ($/bbl)	5.98	42.63	15.13	36.63
NGL ($/bbl)	11.65	14.95	17.04	18.12
Natural gas ($/mcf)	$2.14	$1.18	$2.17	$1.79

Netback 1 4 ($/boe)
Sales price	$20.30	$42.01	$26.37	$40.99
Risk management gain (loss)	4.75	(1.97)	4.61	(1.89)

Net sales price	25.05	40.04	30.98	39.10
Royalties	(0.76)	(2.74)	(1.51)	(2.77)
Operating expenses 3	(8.51)	(12.86)	(10.32)	(13.17)
Transportation	(1.18)	(2.90)	(1.95)	(2.88)

Netback 1 4($/boe)	$14.60	$21.54	$17.20	$20.28

OPERATIONS
Daily Production
Light oil (bbl/d)	12,800	12,453	12,656	12,415
Heavy oil (bbl/d)	1,966	4,059	2,805	4,077
NGL (bbl/d)	2,278	2,201	2,258	2,162
Natural gas (mmcf/d)	53	55	53	55

Total production [4] (boe/d)	25,872	27,835	26,482	27,744

(1)

The terms Funds Flow from Operations (“FFO”) and their applicable per share amounts, “Net debt”, and “Netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.

(2)	Before risk management gains/(losses).
(3)	Includes the benefit of processing fees totaling $1 million for the three months ended June 30, 2020 (2019 - $2 million), and $3 million for the six months ended June 30, 2020 (2019 - $4 million).
(4)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

MESSAGE TO SHAREHOLDERS

The second quarter of 2020 brought significant volatility to the global oil markets which resulted in extremely low prices. Obsidian Energy reacted quickly and was able to effectively leverage the flexibility in our asset base to temporarily suspend production in areas that were not economic to produce. Given the improvement in oil prices over the last few months, we have currently restored over 88% of previously shut-in production, with 425 boe/d remaining temporarily shut-in in certain higher cost areas, primarily in our heavy oil Peace River property.

In conjunction with managing our underlying asset base, we implemented a series of decisions to help preserve liquidity in the business. Significant cost control measures allowed us to achieve substantial reductions in operating costs (“Opex”) and general and administrative (“G&A”) costs, which, on a combined basis, were $31 million lower than the first half of 2019. In addition, the results of the 10 wells drilled in the first quarter continued their strong performance, with some of the highest rate wells we have drilled to date in our Cardium program.

As a result of the proactive and timely actions to reduce costs during the quarter and the outstanding performance and contribution of our first half development program, Obsidian Energy was able to exceed all guidance targets in a very challenging macro environment. Our FFO performance of $25 million for the quarter was strong given the low oil price environment and included $4 million in advisory fees in connection with our lender extensions and office lease renegotiation. Our results demonstrate the underlying strength of the business and the ability of our management team to quickly react to a complex and challenging environment.

As we continue to monitor the recovery in oil demand and should oil prices sustainably return above WTI US$45/bbl, we will evaluate initiating a development drilling plan to take advantage of our deep inventory of locations across our Cardium base, with a continued focus in our Willesden Green area. In addition, recent technical work has allowed us to increase our inventory to over 900 identified well locations in our Cardium asset base.

Our senior management and the Board of Directors continue to focus their attention on the evaluation of the Company’s strategic options and alternatives and actively pursue the objective of consolidation within the Cardium play to add scale, efficiency and financial strength.

SECOND QUARTER RESULTS

•

FFO in the second quarter of 2020 totaled $25 million ($0.34 per share) compared to $37 million ($0.51 per share) for the first quarter of 2020 and $41 million ($0.56 per share) for the second quarter of 2019. The decline from the first quarter of 2020 is mainly due to lower crude oil prices as a result of the COVID-19 pandemic and associated demand implications. This was partially offset by a lower cost structure as the Company implemented several measures to further reduce Opex, transportation and G&A costs.

•

Average production was 25,872 boe/d compared to 27,092 boe/d in the first quarter of 2020 and 27,835 boe/d in the second quarter of 2019. As a result of the lower crude oil pricing environment, the Company shut-in production deemed temporarily uneconomic which impacted average production by approximately 2,100 boe/d in the second quarter of 2020.

•

Capital and decommissioning expenditures were negligible in the second quarter of 2020 as the Company restricted spending in response to the COVID-19 pandemic and lower crude oil prices. For the first half of 2020, capital and decommissioning expenditures totaled $49 million compared to recent guidance of $51 million.

•

Opex was $8.51 per boe in the second quarter of 2020 compared to $12.86 per boe in the second quarter of 2019. The Company continued progress on several cost saving initiatives, deferred discretionary spending and implemented additional temporary measures due to the low crude oil price environment which included a 10% reduction in field staff salaries. For the first half of 2020, Opex totaled $10.32 per boe, significantly improved over our guidance range of $11.50 - $11.90 per boe.

•	G&A costs were $1.36 per boe in the second quarter of 2020 compared to $2.20 per boe in the second quarter of 2019. The Company implemented a number of cost reduction initiatives throughout 2019 which are being realized in 2020. Additionally, in response to the COVID-19 pandemic and resultant impact on crude oil prices, the Company implemented a number of temporary cost saving measures in the second quarter including a 20% reduction to head office staff salaries, the suspension of the Company’s matching component under the employee saving plan, and a 10% reduction to the Board of Directors retainer fees.

•

The Company applied for and received the first three payments from the Federal Governments Canadian Emergency Wage Subsidy program (CEWS). In July we received the fourth payment. These payments benefited Opex by $0.32 per boe and G&A costs by $0.09 per boe for the first six months of 2020.

•

Net loss was $22 million ($0.30 per share) during the second quarter of 2020 which can be attributed to lower revenues primarily due to lower crude oil prices from the COVID-19 pandemic. This was partially offset by a lower cost structure as the Company implemented a number of cost reduction measures.

•

Net debt totaled $496 million, including $420 million drawn on our syndicated credit facility and $65 million of senior notes. Net debt decreased compared to $517 million at March 31, 2020, primarily due to negligible capital expenditures and positive FFO of $25 million.

•	Through proactive management of production and costs, the Company was able to exceed our production, capital expenditure, Opex and G&A cost guidance targets for the first half of 2020.

FIRST HALF 2020 PRODUCTION AND COST GUIDANCE

Metric	Guidance Range	First Half 2020 Results
Production (boe/d) 1 2 3	25,500 – 26,000	26,482
Capital Expenditures ($ millions)	43	41
Decommissioning Expenditures ($ millions)	8	8
Operating Costs ($/boe) [4]	11.50 – 11.90	10.32
General & Administrative ($/boe) [4]	1.65 – 1.85	1.50

(1)	Adjusted for January 2020 Carrot Creek Disposition of 115 boe/d (85% light oil)
(2)	Previous guidance included 600 boe/d of shut-in production
(3)	Mid-point of guidance 12,500 bbl/d light oil, 2,500 bbl/d heavy oil, 2,200 bbl/d NGLs and 51 mmcf/d natural gas
(4)	Actuals include the impact of the CEWS payments, which reduced Opex by $0.32/boe and G&A expenses by $0.09/boe

2020 DEVELOPMENT PROGRAM AND OPERATIONS UPDATE

Our staff worked diligently in response to the exceptional pricing volatility over the past several months. This focus on decisive, efficient action ensured our strong Opex and netback performance. Contributing to our results was the decision to temporarily shut-in production that was uneconomic in the lower price environment. The shut-in production was mostly comprised of heavy oil in the Peace River area.

Production Volumes by Product and Producing Region – Three Months Ended June 30, 2020

Area	Production (boe/d)	Light Oil (bbl/d)	Heavy Oil (bbl/d)	NGLs (bbl/d)	Gas (mmcf/d)
Cardium	22,456	12,502	31	2,209	46
Alberta Viking	880	223	36	36	4
Peace River	2,132	—	1,806	4	2

Key Development Areas	25,468	12,725	1,873	2,249	52
Legacy Areas	404	75	93	29	1

Key Development & Legacy Areas	25,872	12,800	1,966	2,278	53

Operating Cost and Netbacks by Producing Region – Three Months Ended June 30, 2020

Area	Operating Cost ($/boe)	Netback(1) ($/boe)
Cardium	7.37	13.17
Alberta Viking	8.52	2.03
Peace River	8.15	(8.43)

Key Development Areas	7.47	10.97
Legacy Areas	74.08	(61.53)

Key Development & Legacy Areas	8.51	9.84

(1)	Netback excludes risk management gains.

The second quarter shut-in production impact of 2,100 boe/d was partially offset by higher light oil production as the Company’s results from its 2020 Cardium development program continued to perform above expectations with five wells demonstrating among the best production rates from Cardium wells drilled by Obsidian Energy. These strong Cardium rates also led to us outperforming our first half 2020 guidance with production averaging 26,482 boe/d for the period compared to guidance of 25,500 to 26,000 boe/d. In addition to these strong well results, the Company successfully completed our first half optimization program, investing $5 million for related activities to maximize production from our existing assets. Production rates for the 10 wells drilled and brought on in 2020 are outlined in the table below.

Pad	Well	IP10		IP30		IP60		IP90
		boe/d	% Oil	boe/d	% Oil	boe/d	% Oil	boe/d	% Oil
12-26 Pad	102/04-28-043-08W5	1,401	84%	1,011	73%	852	64%
12-26 Pad	100/09-28-043-08W5	1,100	77%	925	72%	739	66%
12-26 Pad	100/14-28-043-08W5	1,143	85%	1,145	75%	904	68%	751	66%

	12-26 Pad Average	1,215	82%	1,027	74%	832	66%

01-27 Pad	100/05-15-043-08W5	1,450	82%	1,080	73%
01-27 Pad	100/15-16-043-08W5	995	82%	918	68%

	01-27 Pad Average	1,222	82%	999	71%

03-06 Pad	100/02-30-042-07W5	694	96%	691	89%	573	85%	502	82%
03-06 Pad	100/03-30-042-07W5	292	98%	363	89%	330	83%	296	80%

	03-06 Pad Average	493	97%	527	89%	451	84%	399	81%

14-17 Pad	100/02-08-042-07W5	163	97%	157	94%	138	89%	118	89%
14-17 Pad	100/04-30-042-07W5	245	95%	273	93%	300	90%	287	88%

	14-17 Pad Average	204	96%	215	93%	219	90%	203	89%

03-29 Pad	100/15-32-042-07W5	587	95%	443	93%	396	90%	340	88%

	03-29 Pad Average	587	95%	443	93%	396	90%	340	88%

Our first half decommissioning program of $8 million was completed efficiently and Obsidian Energy continues to be an active participant of the Alberta Energy Regulator’s (“AER”) Area Based Closure program (“ABC”). In May, the AER suspended ABC spending requirements for the balance of 2020 and accordingly our second half decommissioning estimate reflects this change. The Company’s spending on ABC-eligible projects prior to May 11, 2020 will be creditable against our 2021 spending requirement once this target amount is determined by the AER. We also continue to work to secure support for future asset retirement projects via the Alberta Site Rehabilitation Program.

SECOND HALF DEVELOPMENT PROGRAM

In light of the current commodity price environment, Obsidian Energy has planned for a reduced second half 2020 capital expenditure program of approximately $13 million. The Company has deferred development spending and will focus activities on optimization and minor infrastructure projects. With our operational flexibility we can react quickly to fluctuations in oil pricing, protecting liquidity in low price scenarios whilst also having the ability to add new incremental production should oil prices continue to improve.

SECOND HALF 2020 PRODUCTION AND COST GUIDANCE

Metric	H2 2020 Guidance Range	Full Year 2020 Guidance Range
Production (boe/d) 1 2	24,000 – 24,500	25,000 – 25,500
Capital Expenditures ($millions)	10	51
Decommissioning Expenditures ($millions)	3	11
Operating Costs ($/boe)	12.00 – 12.50	11.10 – 11.50
General & Administrative ($/boe)	1.50 – 1.65	1.50 – 1.60

(1)	Adjusted for January 2020 Carrot Creek Disposition of 115 boe/d (85% light oil)
(2)	Mid-points of guidance:

Second half of 2020: 10,840 bbl/d light oil, 2,995 bbl/d heavy oil, 2,000 bbl/d NGLs and 50.5 mmcf/d natural gas

Full year 2020: 11,680 bbl/d light oil, 2,885 bbl/d heavy oil, 2,135 bbl/d NGLs and 51.3 mmcf/d natural gas

ANNUAL AND SPECIAL MEETING

The Company’s Annual and Special Meeting (the “Meeting”) for shareholders is scheduled for later today, Thursday, July 30, 2020 at 9:00 am (Mountain Time). The Meeting will take place at the Company’s head office located at 200 – 207 9th Avenue S.W., Calgary, Alberta.

Due to restrictions on gatherings implemented by the Government of Alberta in response to the COVID-19 (Coronavirus) outbreak, guidelines issued with respect to social distancing and out of concern for the wellbeing of all participants, we strongly recommend that registered shareholders not attend the meeting in-person. Any person attending the Meeting in person will be required to follow the Company’s health and safety measures, which will include physical distancing, use of personal protective equipment (including facemasks) and completion of a health-assessment. The precautionary measures being taken by the Company are intended to reduce the potential risks associated with the COVID-19 pandemic, and they may be further updated as necessary to take into account evolving recommendations and directives of public health authorities.

Following the conclusion of the Meeting, our Interim President and CEO, Mr. Stephen Loukas will host a webcast presentation online on Thursday, July 30, 2020 at 10:30 am Mountain Time (12:30 pm Eastern Time).

This webcast presentation will also be broadcast live on the Internet and may be accessed directly at the following URL:https://produceredition.webcasts.com/starthere.jsp?ei=1345300&tp_key=e31cae696f

Alternatively, to listen to the conference call, please call 416-764-8659 or 1-888-664-6392 (toll-free).

A question and answer session will be held following the presentation. If you wish to submit a question to the Company, participants can do so through the webcast portal, or by emailing questions ahead time to investor_relations@obsidianenergy.com.

A recording will be available for replay two hours after the call completion and will remain available until August 6, 2020. To listen to the replay, please dial 416-764-8677 or 1-888-390-0541 (toll-free) and enter replay code 047571, followed by the pound (#) key.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy has posted an updated corporate presentation which can be found on its website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

NON-GAAP MEASURES

Certain financial measures including FFO, FFO per share-basic, FFO per share-diluted, Netback and Net debt, included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. FFO is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. FFO is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of FFO to cash flow from operating activities, being its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity.

CALCULATION OF FUNDS FLOW FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2020	2019	2020	2019
Cash flow from operating activities	$2	$(3)	$35	$(4)
Change in non-cash working capital	16	32	11	59
Decommissioning expenditures	—	1	8	3
Onerous office lease settlements	6	1	5	2
Realized foreign exchange loss – debt maturities	—	3	—	3
Restructuring charges	—	2	—	3
Other expenses (1)	1	5	3	11

Funds flow from operations	$25	$41	$62	$77

Per share
Basic per share	$0.34	$0.56	$0.85	$1.06
Diluted per share	$0.34	$0.56	$0.85	$1.06

(1)	Includes legal fees related to claims against former Penn West Petroleum Ltd. employees related to the Company’s 2014 restatement of certain financial results.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	GJ	Gigajoule
bbl/d	barrels per day	GJ/day	gigajoule per day
Boe	Barrel of oil equivelant	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	Mmcf/d	million cubic feet per day
IP10	Initial production for the first 10 days	NGL	Natural gas liquids
IP30	Initial production for the first 30 days
IP60	Initial production for the first 60 days
IP90	Initial production for the first 90 days

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the unaudited interim consolidated financial statements and MD&A will be filed in due course on SEDAR and EDGAR; that we will continue to monitor the recovery in oil demand and should oil prices sustainably return above WTI US$45/bbl, we will evaluate initiating a development drilling plan to take advantage of our deep inventory of locations across our Cardium base, with a continued focus in our Willesden Green area; that recent technical work has allowed us to increase our inventory to over 900 identified well locations in our Cardium asset base; that we actively pursue the objective of consolidation within the Cardium play to allow for the creation of additional scale, efficiency and financial strength; our second half development program and that it will focus its capital on optimization projects and minor infrastructure projects; that the Company maintains its operational flexibility to react quickly to fluctuations in oil pricing, protecting liquidity in low price scenarios whilst also having the ability to add new incremental production should oil prices continue to improve; that our ABC expenditures prior to May 11, 2020 will be creditable against our 2021 spending requirement once this target amount is determined by the AER; that we will continue to work to secure support for future asset retirement projects via the Alberta Site Rehabilitation Program; our second half and full year guidance including production, capital and decommissioning expenditures, Opex and G&A costs; and the date, time and place of our Meeting and webcast presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of the Alberta government mandated curtailment of crude oil and bitumen production; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; our ability to qualify for government programs created as a result of the COVID-19 pandemic and obtain financial assistance therefrom and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including that the revolving period and term out period of our credit facility are not accelerated, that the maturity date of our senior notes is not accelerated, that our borrowing base is not decreased under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing strategic alternatives review process, including the potential disposition of assets, on favorable terms or at all; the possibility that the Company does not qualify for one or more government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events, or that the impact of such programs falls below our expectations; the impact on energy demand of regional and/or global health related events, including the ongoing COVID-19 pandemic and the responses of governments and the public to the pandemic, including the risk that the amount of demand destruction and/or the length of the decreased demand exceeds or expectations; the possibility that the revolving period and term out period of our credit facility and the maturity date of our senior notes is accelerated, that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to adhere to existing production quotas or agree to new production quotas to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com